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                              October 19, 2022

       Heather Childress
       Vice President, Deputy General Counsel
       Nextracker Inc.
       6200 Paseo Padre Parkway
       Fremont, California 94555

                                                        Re: Nextracker Inc.
                                                            Amendment No. 7 to
Draft Registration Statement on Form S-1
                                                            Submitted September
23, 2022
                                                            CIK No. 0001852131

       Dear Heather Childress:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement Amendment No. 7 on Form S-1

       Summary historical and pro forma combined financial and other data, page
20

   1. It appears the accumulated net parent investment balances as of July 1, 2022 and March
                                                        31, 2022, presented in
your table on page 21, do not agree with the balances presented in your historical
financial statements. Please revise your disclosure accordingly. This comment is also
applicable to your table on page 79.
       Capitialization, page 75

   2. Although we note the redeemable preferred units are not included in total equity, it is not clear why this line
item is included under Equity (deficit) and among other line items that are or will be included
in permanent equity. Please clarify or revise.
 Heather Childress
FirstName
NextrackerLastNameHeather  Childress
           Inc.
Comapany
October 19,NameNextracker
            2022          Inc.
October
Page 2 19, 2022 Page 2
FirstName LastName
Management's discussion and analysis of financial condition and results of operations
Key factors affecting our performance, page 92

3. We note your disclosure that the Company may be impacted by inflationary pressures.
         Please provide disclosure to identify actions planned or taken, if any, to mitigate said inflationary pressures.
Management's discussion and analysis of financial condition and results of operations
Non-GAAP measures, page 96

4. We note the adjustments for legal costs in your reconciliations of Non-GAAP net income and Adjusted EBITDA. Please disclose and discuss the specific facts and circumstances related to these costs and the reason why you believe eliminating them in your Non-
         GAAP financial measures is meaningful and appropriate.
5.       Please disclose how you determined the tax adjustments related to
Non-GAAP net
         income, specifically address why the tax adjustment for FY 2022 appears to be significantly below the statutory tax rate applied to the related non-GAAP adjustments.
Comparison of the three-month periods ended July 1, 2022 and July 2, 2021, page
98

6. Please quantify how much of the increase in revenue was due to billings associated with higher freight and logistics costs.
Comparison of the fiscal years ended March 31, 2022, 2021, and 2020, page 99

7. Please clarify or revise the following inconsistent disclosures related to selling, general and administrative expenses:
             Selling, general and administrative expenses decreased as a percent of revenue to 5%
             over fiscal year 2022, from 5% over fiscal year 2021; and The increase in selling, general and administrative expenses was primarily the result
             of a $3.6 million decrease in bad debt reserve charge recognized during fiscal year
             2022 compared to the prior year, coupled with $2.5 million decrease in amortization of intangible assets during the same period due to certain intangibles now being fully amortized.
Critical accounting policies and significant management estimates
Product warranty, page 108

8. Please quantify the impact that the changes in assumptions related to warranties had on operating results during each period.
Combined Financial Statements
12. Subsequent events, page F-33

9. In regard to the equity awards, please explain to us how you considered the transaction
 Heather Childress
Nextracker Inc.
October 19, 2022
Page 3
      with TPG and the anticipated IPO price in determining the fair values of the awards.

       You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Jay Ingram at 202-551-3397 with any other questions.



                                                           Sincerely,
FirstName LastNameHeather Childress
                                                           Division of
Corporation Finance
Comapany NameNextracker Inc.
                                                           Office of
Manufacturing
October 19, 2022 Page 3
cc:       Lindsey A. Smith
FirstName LastName